S ... SION

19011342

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
~~8 - 52491~~

8-21023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **L.B. Fisher & Company**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis B. Fisher, Jr — (972) 733-4800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglas Avenue, Suite 400	**Dallas**	**Texas**	**75225**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
AUG 29 2019
Washington, DC

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lewis B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.B. Fisher & Company, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MELISSA JOHNSON
My Notary ID # 126176948
Expires March 4, 2020

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.B. FISHER & COMPANY

Financial Statements and Supplemental Schedule
June 30, 2019

(With Report of Independent Registered Public Accounting Firm)

L.B. FISHER & COMPANY
Index to Financial Statements and Supplemental Schedule
June 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
L.B. Fisher & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of L.B. Fisher & Company (the "Company"), as of June 30, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Whitley Penn LLP

Dallas, Texas
August 24, 2019

L.B. FISHER & COMPANY
Statement of Financial Condition
As of June 30, 2019

Assets		
Cash and cash equivalents	$	137,434
Deposit with clearing broker-dealer		50,000
Receivable from clearing broker-dealer		34,643
Investment securities, fair value		8,715
Prepaid expenses		20,252
Other assets		4,682
Total assets	$	255,726
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	42,000
Total liabilities	$	42,000
Commitments and contingencies		
Stockholder's equity		
Common stock, 500,000 shares authorized with $1 par value, 7,500 issued and outstanding		7,500
Additional paid-in capital		121,511
Retained earnings		84,715
Total stockholder's equity		213,726
Total liabilities and stockholder's equity	$	255,726

See accompaning notes to the financial statements.

L.B. FISHER & COMPANY
Statement of Operations
Year Ended June 30, 2019

Revenues:		
Commissions	$	463,597
Interest and dividends		88,113
Realized gain on sale of investment securities		221
Unrealized loss on investment securities		(564)
Total revenues		551,367
Operating expenses:		
Employee compensation and benefits		287,626
Floor brokerage and clearance fees		68,175
General and administrative		168,946
Pension and profit-sharing contribution		42,000
Total operating expenses		566,747
Interest income		154
Net Loss before income taxes		(15,226)
Income tax expense		2,680
Net Loss	$	(17,906)

See accompanying notes to the financial statements.

L.B. FISHER & COMPANY
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2019

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2018	7,500	$ 7,500	$ 121,511	$ 102,621	$ 231,632
Net Loss	-	-	-	(17,906)	(17,906)
Balance at June 30, 2019	7,500	$ 7,500	$ 121,511	$ 84,715	$ 213,726

See accompaning notes to the financial statements.

L.B. FISHER & COMPANY
Statement of Cash Flows
Year Ended June 30, 2019

Cash flows from operating activities:		
Net loss	$	(17,906)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Cash from investments sold, net of purchases		6,429
Realized gain on investments		(221)
Unrealized loss on investments		564
Receivable from clearing broker-dealer		(2,108)
Prepaid expenses		280
Other assets		(2,700)
Accounts payable and accrued expenses		42,000
Net cash provided by operating activities		26,338
Net increase in cash and cash equivalents		26,338
Cash and cash equivalents at beginning of year		111,096
Cash and cash equivalents at end of year	$	137,434
Income taxes paid	$	-
Interest paid	$	-

See accompaning notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS

L.B. Fisher & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in full-service broker dealer activities and investment banking.

The Company was organized on August 26, 1976 under the laws of the State of Texas. All customer transactions are cleared through a third-party clearing firm, RBC Capital Markets Corporation ("RBC"), on a fully disclosed basis. The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Transaction Fees
Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, deposit with clearing broker-dealer, receivables from clearing broker-dealer, investments, and other assets.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include a deposit with clearing broker-dealer, receivables from clearing broker-dealer, prepaid expenses, other assets, and accounts payable, approximate their fair values due to their short term maturities.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. The company did not incur any interest or penalties for the year ended June 30, 2019.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2015.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended June 30, 2019, the Company has no Texas margin tax expense.

Revenue Recognition
Revenue from contracts with customers includes commission income related to brokerage transactions and services. The recognition and measurement of revenue under FASB ASC 606, *Revenue from Contracts with Customers,* is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Interest revenue represent fees and includes other asset-based fees. Other asset-based fees are recognized in the period that they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective. The Company buys and sells securities on behalf of its customers through its arrangements with its clearing firms. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions, transaction fees and clearing expenses are recorded each month based upon the trade date, which is the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Management Review
The Company has evaluated subsequent events through August 24, 2019, the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements

ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted the standard July 1, 2018, and its adoption did not have a significant impact on the Company's financial statements.

ASU 2016-02, Leases (Topic 842). ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model. ASU 2016-2 will be adopted by the Company on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company continues to evaluate the provisions of the new lease standard and the impact it will have on the Company's financial statements.

ASU 2018-13, "Fair Value Measurement (Topic 820) - Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 modifies the disclosure requirements on fair

value measurements in Topic 820. The amendments in this update remove disclosures that no longer are considered cost beneficial, modify/clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant. ASU 2018-13 will be effective for us on January 1, 2020, with early adoption permitted, and is not expected to have a significant impact on the Company's financial statements.

NOTE 3 – DEPOSIT WITH CLEARING BROKER-DEALER

The Company maintains a deposit account with RBC, the Company's clearing broker-dealer, as part of the Company's contract for services. RBC requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2019, cash of $50,000 has been maintained as a deposit.

NOTE 4 – INVESTMENTS

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of June 30, 2019:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
U. S. equity securities	$ 2,962	$ -	$ -	$ 2,962
International equity securities	5,753	-	-	5,753
Total investments	$ 8,715	$ -	$ -	$ 8,715

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under an operating lease expiring in March 2022. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $53,266 for the year ended June 30, 2019, included within general and administrative expense on the statement of operations.

Future minimum lease payments under the noncancelable operating leases for the years ending:

June 30, 2020	$20,233
June 30, 2021	20,724
June 30, 2022	15,818
	$56,775

The company has entered into a related party agreement to pay $32,000 in rent expense to the owner for the times the owner works at his homes in Sedona, Arizona or Huffman, Texas.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Sub-Clearing Agreement
Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2019, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 6 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at June 30, 2019 are computed by applying the statutory federal income tax rate of 21%. As of June 30, 2019, temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes were not significant. The recorded tax provision amount differs from an amount at the statutory rate primarily due to the effects of permanent differences.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the minimum net capital requirement for the Company was $100,000. Net capital at June 30, 2019 aggregated $186,485. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 at June 30, 2019.

NOTE 8 – EMPLOYEE RETIREMENT PLAN

The Company provides a defined contribution profit sharing trust plan ("Trust Plan") for all employees. Contributions to the Trust Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2019, the Company has recorded $25,200 in profit sharing plan expense.

The Company provides a money purchase pension plan ("Pension Plan") for all employees. Contributions to the Pension Plan are limited to 10% of each employee's annual salary. Current employees' contributions to the Pension Plan vest immediately and are declared at the discretion of the Board of Directors. New employees are subject to a vesting period defined by the Plan. For the year ended June 30, 2019, the Company has recorded $16,800 in pension plan expense.

Supplemental Schedule

Schedule I

L.B. FISHER & COMPANY

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
Year Ended June 30, 2019

Total stockholders' equity qualified for net capital	$	213,726
Deductions and/or charges		
Non-allowable assets:		
Other assets		24,934
Total deductions and/or charges		24,934
Net capital before haircuts on securities		188,792
Haircuts on securities		2,307
Net capital	$	186,485
Aggregate indebtedness		
Accounts payable	$	42,000
Total aggregate indebtedness	$	42,000
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	86,485
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	66,485
Ratio of aggregate indebtedness to net capital		0.23 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on July 12, 2019	$	228,425
Audit adjustments:		
Net effect of audit adjustments		(41,940)
Net capital per audit	$	186,485

See accompanying notes to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
L.B. Fisher & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) L.B. Fisher & Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Whitley Penn LLP

Dallas, Texas
August 24, 2019

L. B. Fisher & Company
17300 Dallas Parkway Suite 3050
Dallas, Texas 75248
972-733-4800
Fax 972-733-4712

L. B. Fisher, Jr., president

August 24, 2019

Whitley Penn LLP
8343 Douglas Avenue, Suite 400
Dallas, TX 75225

To whom it may concern:

L.B. Fisher & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R.§ 240.15c3-3.
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended June 30, 2019 without exception.

L.B. Fisher & Company

Name of Company

I, Lewis B. Fisher, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors of
L.B. Fisher & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by L.B. Fisher & Company (the "Company") and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended June 30, 2019, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Whitley Penn LLP

Dallas, Texas
August 24, 2019